NSAR Questions 77E

On October 13, 2005, Refco Capital Markets, Ltd. (Refco Capital) imposed a moratorium on customer withdrawals due in part to liquidity concerns.  On October 17, Refco, Inc. and certain of its subsidiaries, including Refco Capital (the Debtors), filed voluntary petitions for reorganization relief under Chapter 11 of the Bankruptcy Code.  The Leuthold Core Investment Fund became a party to a settlement agreement as part of a group of creditors and customers of Refco Capital.  The U.S. Bankruptcy Court approved this Refco Capital Settlement Agreement on September 18, 2006.

Subsequently, a number of significant parties involved in the Refco, Inc. bankruptcy reached a broader settlement (the Global Settlement) that, among other things, incorporated the Refco Capital Settlement Agreement and allocated the remaining assets of the Debtors to the various creditor constituencies.  The terms of the Global Settlement have been incorporated into a Chapter 11 plan (the Plan) and disclosure statement that was submitted to all creditors of the Debtors on October 20, 2006.  The Bankruptcy Court approved the Plan on December 15, 2006.  Through March 31, 2007, the Leuthold Core Investment Fund has received payments of $49,792,806.93 in connection with the Refco bankruptcy proceedings.

Due to the above factors, the Leuthold Core Investment Fund implemented fair valuation procedures with respect to the impacted investments as of October 13, 2005.  The fair value pricing procedures consider several factors, which has changed as the nature of the bankruptcy has evolved.  Currently, the fair valuation takes into account expected recoveries from the bankruptcy estates and as of March 31, 2007 was valued at $22,615,381.67.  Over the course of the year, the fair value pricing procedures have considered the status of the bankruptcy legal proceedings, market price and trading activity of certain publicly traded debt of Refco, Inc., current values for the silver and palladium positions, illiquidity of the impacted investments, and a settlement of a matter related to Refco Capital with another party.  There continues to be some degree of uncertainty regarding the timing and amount of settlement payouts as a result of the court proceedings.  Legal proceedings continue regarding the Refco bankruptcy, and the ultimate outcome of these legal proceedings will have a direct impact on the amounts recovered by the Fund.